September 25, 2025

Ricky Ling Fung Sung
Chief Executive Officer
Monkey Tree Investment Ltd
Suite 2514, 25/F, 1111 King   s Road
Taikoo Shing, Hong Kong

       Re: Monkey Tree Investment Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 12, 2025
           File No. 333-289637
Dear Ricky Ling Fung Sung:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our dated September 10,
2025.

Amendment No. 1 to Registration Statement on Form F-1 filed September 12, 2025 Conventions That Apply To This Prospectus, page ii

1. We note your definition of Monkey Tree HK, including that your Controlling
       Shareholder owns a 70% interest as of the date hereof. However, your response to prior comment 4 and your revised disclosure states that Monkey Tree HK is wholly owned by Timberworks. Please revise to reconcile the discrepancy, including the disclosure of any additional owner(s) of Monkey Tree HK, if applicable. September 25, 2025
Page 2
Risk Factors
Risks Related to Our Business and the Industry
Our success depends significantly on the market recognition of our brand . . ., page 21

2.     We note your revised disclosure in response to prior comment 2, including your
       characterization that the Other Franchisees are independent from you and your
       Controlling Shareholder. Please revise to explain your position or recharacterize the relationship. In this light, we note that your Controlling Shareholders owns 100% of
       Timberworks and Timberworks wholly owns Monkey Tree HK. Additionally, we note that your Controlling Shareholder is also the Chief Executive Officer of Monkey Tree
       HK, where Monkey Tree HK contracts with you and the Other Franchisees,
and
       Monkey Tree HK and your Controlling Shareholder are "able to control the business operations and decision-making of Other Franchisee through the series of franchisee agreements . . . ." Also, please explain further how you are made aware that the Other
       Franchisees enter into similar or less favorable franchisee agreements than those you enter into. In connection with your revised disclosure, please update the related risks, as appropriate.

       Please contact Patrick Kuhn at 202-551-3308 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Cara Wirth at 202-551-7127 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Virginia Tam